Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-201610

Supplementing the Preliminary

Prospectus Supplement dated August 7, 2017

(To Prospectus dated August 7, 2017)

Radius Health, Inc.

Pricing Term Sheet

3.00% Convertible Senior Notes due 2024

The information in this pricing term sheet relates to Radius Health, Inc.’s offering (the “Offering”) of its 3.00% Convertible Senior Notes due 2024 and should be read together with the preliminary prospectus supplement dated August 7, 2017 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the accompanying prospectus dated August 7, 2017, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	Radius Health, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	RDUS / The NASDAQ Global Market (“NASDAQ”).

Securities Offered:	3.00% Convertible Senior Notes due 2024 (the “Notes”).

Aggregate Principal Amount Offered:	$300,000,000 aggregate principal amount of Notes (or $345,000,000 aggregate principal amount if the underwriters’ over-allotment option to purchase up to an additional $45,000,000 principal amount of Notes is exercised in full).

Maturity Date:	September 1, 2024, unless earlier repurchased, redeemed or converted.

Interest Rate:	3.00% per annum, accruing from August 14, 2017.

Interest Payment Dates:	March 1 and September 1 of each year, beginning on March 1, 2018.

Public Offering Price:	100.00% of the principal amount of the Notes plus accrued interest, if any, from August 14, 2017.

NASDAQ Last Reported Sale Price on August 8, 2017:	$36.835 per share of the Issuer’s common stock.

Initial Conversion Price:	Approximately $48.81 per share of the Issuer’s common stock.

Initial Conversion Rate:	20.4891 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Optional Redemption:	On or after September 1, 2021, the Issuer may redeem for cash all or part of the Notes if the last reported sale price of its common stock equals or exceeds 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending within five trading days prior to the date on which the Issuer provides notice of the redemption. The redemption price will be the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but not including, the redemption date. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note, if it is converted in connection with the redemption, will be increased in certain circumstances.

Use of Proceeds:	The Issuer estimates that the net proceeds from the Offering will be approximately $290.8 million (or approximately $334.5 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discount and estimated offering expenses payable by the Issuer.

The Issuer intends to use the net proceeds from the Offering to support the U.S. commercial launch of TYMLOS™ (abaloparatide) injection and the development of its life cycle management activities, such as the Issuer’s investigational abaloparatide transdermal patch, and to advance the development of its pipeline of product candidates, including a Phase 2 clinical trial of elacestrant (RAD1901) in breast cancer and Phase 1 study of RAD140 in breast cancer, and for general corporate purposes.

See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Trade Date:	August 9, 2017.

Settlement Date:	August 14, 2017.

CUSIP:	750469 AA6

ISIN:	US750469AA69

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Book-Runner:	Citigroup Global Markets Inc.

Manager:	Leerink Partners LLC

Additional Amounts:	If the Issuer consolidates with or merges with or into, or sells, conveys, transfers or leases all or substantially all of its properties and assets to, another company and the resulting, surviving or transferee company is not organized and existing under the laws of the United States of America, any State thereof or the District of Columbia (such company or any successor thereto, the “surviving entity”), then all payments made by the surviving entity under or with respect to the Notes will be made without withholding or deduction for taxes unless the surviving entity is legally required to do so, in which case, subject to certain exceptions and limitations, the surviving entity will pay such additional amounts as may be necessary so that the net amount received by beneficial owners of the Notes after such withholding or deduction shall equal the amount that would have been received in the absence of such withholding or deduction.

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:	The following table sets forth the amount, if any, by which the conversion rate will be increased per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) for each “stock price” (as defined in the Preliminary Prospectus Supplement) and “effective date” (as defined in the Preliminary Prospectus Supplement) set forth below:

	Stock Price
Effective Date	$36.835	$42.00	$48.81	$60.00	$70.00	$80.00	$90.00	$100.00	$110.00	$120.00	$140.00
August 14, 2017	6.6589	5.2242	3.7720	2.2865	1.4872	0.9677	0.6204	0.3848	0.2242	0.1162	0.0099
September 1, 2018	6.6589	5.1289	3.6610	2.1777	1.3918	0.8883	0.5568	0.3354	0.1872	0.0904	0.0018
September 1, 2019	6.6589	5.1598	3.6387	2.1227	1.3331	0.8351	0.5126	0.3005	0.1605	0.0721	0.0000
September 1, 2020	6.6589	5.1111	3.5382	2.0013	1.2215	0.7417	0.4387	0.2446	0.1196	0.0462	0.0000
September 1, 2021	6.6589	5.0083	3.3692	1.8145	1.0571	0.6092	0.3379	0.1714	0.0699	0.0172	0.0000
September 1, 2022	6.6589	4.7845	3.0601	1.5053	0.8021	0.4168	0.1999	0.0791	0.0203	0.0000	0.0000
September 1, 2023	6.6589	4.3080	2.4504	0.9590	0.4019	0.1508	0.0409	0.0018	0.0000	0.0000	0.0000
September 1, 2024	6.6589	3.2231	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the amount by which the conversion rate will be increased will be determined by a straight-line interpolation between the amount of the conversion rate increase set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $140.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), the conversion rate will not be increased.

•	If the stock price is less than $36.835 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), the conversion rate will not be increased.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 27.1480 shares of the Issuer’s common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated August 7, 2017, and an accompanying prospectus, dated August 7, 2017) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC that is incorporated by reference in the Prospectus Supplement and the accompanying prospectus for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-866-803-9204 or from Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014, by calling (866) 718-1649 or by emailing prospectus@morganstanley.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated August 7, 2017, and the accompanying prospectus, dated August 7, 2017. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

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